Exhibit 99.1

Nuvei Expands its Board of Directors with the Appointment of Samir Zabaneh

MONTREAL, March 25, 2022 - Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), announced today it has appointed financial services and technology veteran Samir Zabaneh to its Board of Directors, effective March 25, 2022. Mr. Zabaneh will also serve on the Company’s Audit Committee.

Mr. Zabaneh is a seasoned financial and operations executive with years of experience in the global fintech industry, having served in executive leadership roles at First Data Corporation (now Fiserv Inc.), Heartland Payments Systems (now Global Payments Inc.) and Moneris Solutions Corporation. Mr. Zabaneh is currently the CEO and Chair of TouchBistro Inc., an all-in-one point of sale and restaurant management software provider. Mr. Zabaneh also serves as a member of the Board of Directors and Audit Committee of payments software company ACI Worldwide, Inc.

“Samir brings a wealth of experience in payments, fintech, operations and strategy at the highest level, which will be of great benefit to the Board and business as Nuvei scales in size and revenue,” said Nuvei’s CEO and Chair Philip Fayer. “We are looking forward to working with Samir as we continue to strengthen the Company’s position as a leading global payments platform.”

Commenting on his appointment, Mr. Zabaneh said: “I am delighted to become a member of the Board of Directors of Nuvei, to work with the Board and management and contribute to the continued success of the Company.”

About Nuvei

We are Nuvei (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates.

Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in over 200 markets worldwide, with local acquiring in 46 markets. With support for more than 530 local and alternative payment methods including cryptocurrencies, and nearly 150 currencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.

For more information, visit www.nuvei.com.

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